EXHIBIT 99.1

mCloud to Delist from Nasdaq

SAN FRANCISCO, Sept. 26, 2023 /CNW/ - mCloud Technologies Corp. (Nasdaq: MCLD) (TSXV: MCLD), ("mCloud" or the "Company") a provider of cloud technology solutions optimizing the performance, reliability, and sustainability of energy-intensive assets today announced it would not meet the listing requirements of the Nasdaq Stock Market LLC ("Nasdaq"). As such, Nasdaq has determined it will delist the Company's securities.

Nasdaq informed the Company on September 20, 2023 that trading of the Company's common stock, warrants, and preferred stock will be suspended at the opening of business on September 29, 2023, and a Form 25-NSE will be filed with the Securities and Exchange Commission (the "SEC"), which will remove the Company's securities from listing on Nasdaq (the "Notification").

This determination was made on the basis that Nasdaq notified the Company on March 23, 2023 that its listed common stock had closed at less than $1 per share over the previous 30 consecutive business days and, as a result, did not comply with Listing Rule 5550(a)(2) (the "Rule"). In accordance with Listing Rule 5810(c)(3)(A), the Company was provided 180 calendar days, or until September 19, 2023, to regain compliance with the Rule. The Company has decided not to regain compliance with the Rule and is not eligible for a second 180-day period.

On May 17, 2023, Nasdaq had separately notified the Company it had not filed its Form 20-F for the period ended December 31, 2022 and, as a result, failed to comply with Nasdaq's filing requirement for continued listing as set forth in Listing Rule 5250(c)(1) (the "Delinquency Rule"). Nasdaq granted the Company an extension until November 13, 2023 to regain compliance with the Delinquency Rule. Pursuant to Listing Rule 5810(d)(2), this deficiency serves as an additional and separate basis for delisting.

Referring to the Company's March 29, 2023 announcement of ongoing exploration of strategic alternatives through a special committee composed of independent members of mCloud's Board of Directors and in consultation with financial advisor ATB Capital Markets Inc. (the Company's "Strategic Process"), the Company noted today it is clear the parties currently engaged in the Strategic Process seeking to buy select strategic assets of the Company do not require a listing on Nasdaq as a requirement for the Company to obtain optimal value.

mCloud's business operations are not affected by receipt of the Notification. The Company re-affirmed today that it continues to work with various parties through the ongoing Strategic Process and continues to manage its limited financial resources, continuing to work closely with stakeholders on its current obligations, including secured creditors, to ensure the Company remains compliant with approved waivers and extensions from its lenders.

About mCloud Technologies Corp.

mCloud is unlocking the untapped potential of energy-intensive assets with cloud-based solutions that curb energy waste, maximize energy production, eliminate harmful emissions, and get the most out of critical energy infrastructure. Through mCloud's portfolio of AssetCare® solutions, mCloud enables asset owners and operators in energy- and asset-intensive industries such as oil and gas, wind, and commercial facilities to use cloud-based digital twins, AI, and analytics to optimize asset performance, reliability, and sustainability. mCloud has a worldwide presence with offices in North America, Europe, the Middle East, and Asia-Pacific. Visit mcloudcorp.com to learn more.

Forward-Looking Information and Statements

This press release contains certain "forward-looking information" within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute "forward-looking statements" within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the Company's beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company's control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or may contain statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "will continue", "will occur" or "will be achieved". The forward-looking information contained herein may include information related to its Nasdaq plans and progress on the Company's Strategic Process.

By identifying such information and statements in this manner, the Company is alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such information and statements.

A more complete discussion of the risks and uncertainties facing the Company appears in the Company's Annual Information Form and other continuous disclosure filings, which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

In connection with the forward-looking information and forward-looking statements contained in this press release, the Company has made certain assumptions. Although the Company believes that the assumptions and factors used in preparing, and the expectations contained in, the forward-looking information and statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. The forward-looking information and forward-looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake to update any forward-looking information and/or forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws. All subsequent written and oral forward-looking information and statements attributable to the Company or persons acting on its behalf is expressly qualified in its entirety by this notice.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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SOURCE mCloud Technologies Corp.

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%CIK: 0001756499

For further information: Barry Po, Chief Marketing Officer, mCloud Technologies Corp., T: 866-420-1781, ir@mcloudcorp.com

CO: mCloud Technologies Corp.

CNW 17:00e 26-SEP-23